Exhibit 99.1

DATASEA TECHNOLOGY LTD.

FINANCIAL STATEMENTS

DATASEA INTELLIGENT TECHNOLOGY LTD.

CONSOLIDATED BALANCE SHEETS

	JUNE 30, 2026 (Unaudited)	JUNE 30, 2025

ASSETS
CURRENT ASSETS
Cash	$607,922	$620,807
Accounts receivable	946,891	1,374,180
Inventory, net	119,408	206,610
Value-added tax prepayment	67,073	137,025
Prepaid expenses and other current assets	1,529,701	583,650
Total current assets	3,270,995	2,922,272

NONCURRENT ASSETS
Property and equipment, net	22,689	25,560
Intangible assets, net	11,309,751	3,495,984
Right-of-use assets, net	222,487	292,065
Total noncurrent assets	11,554,927	3,813,609

TOTAL ASSETS	$14,825,922	$6,735,881

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$147,000	$420,038
Unearned revenue	622,020	150,088
Accrued expenses and other payables	899,808	547,706
Due to related parties	52,024	6,126
Operating lease liabilities	174,629	128,525
Bank loan payables	5,579,292	2,374,767
Total current liabilities	7,474,773	3,627,250

NONCURRENT LIABILITIES
Operating lease liabilities	45,136	166,436
Total noncurrent liabilities	45,136	166,436

TOTAL LIABILITIES	7,519,909	3,793,686

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
Common stock A, no par value, 12,263,177 and 8,128,127 shares issued and outstanding as of June 30, 2026 and 2025, respectively	-	-
Common stock B, no par value, 4,000,000 and nil shares issued and outstanding as of June 30, 2026 and 2025, respectively	-	-
Additional paid-in capital	53,707,964	47,339,638
Accumulated comprehensive income	264,720	138,586
Accumulated deficit	(46,655,631)	(44,526,016)
TOTAL COMPANY STOCKHOLDERS' EQUITY	7,317,053	2,952,208

Noncontrolling interest	(11,040)	(10,013)

TOTAL STOCKHOLDERS' EQUITY	7,306,013	2,942,195

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$14,825,922	$6,735,881

The accompanying notes are an integral part of these consolidated financial statements.

DATASEA INTELLIGENT TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	YEARS ENDED JUNE 30,
	2026 (Unaudited)	2025

Revenues	$40,698,799	$71,616,820
Cost of revenues	36,541,993	69,172,872

Gross profit	4,156,806	2,443,948

Operating expenses
Selling	1,218,006	1,980,224
General and administrative	2,676,885	4,703,443
Research and development	2,508,291	914,996

Total operating expenses	6,403,182	7,598,663

Loss from operations	(2,246,376)	(5,154,715)

Non-operating income
Other income, net	116,060	70,169
Interest income	199	5,016

Total non-operating income	116,259	75,185

Loss before income tax	(2,130,117)	(5,079,530)

Income tax	-	6,596

Loss before noncontrolling interest	(2,130,117)	(5,086,126)

Less: loss attributable to noncontrolling interest	(502)	(432)

Net loss to the Company	$(2,129,615)	$(5,085,694)

Other comprehensive item
Foreign currency translation gain (loss) attributable to the Company	126,134	(103,622)
Foreign currency translation gain (loss) attributable to noncontrolling interest	(525)	60,588

Comprehensive loss attributable to the Company	$(2,003,481)	$(5,189,316)

Comprehensive income (loss) attributable to noncontrolling interest	$(1,027)	$60,156

Basis and diluted net loss per share	$(0.22)	$(0.77)

Weighted average shares used for computing basic and diluted loss per share	9,643,617	6,610,842

The accompanying notes are an integral part of these consolidated financial statements.

DATASEA INTELLIGENT TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

YEARS ENDED JUNE 30, 2026 (UNAUDITED) AND 2025

	Common Stock A		Common Stock B		Additional paid-in	Accumulated	Accumulated other comprehensive	Noncontrolling	Total Stockholders'
	Shares	Amount	Shares	Amount	capital	deficit	income	interest	Equity

Balance at July 1, 2024	3,589,620	$-	-	$-	$38,961,369	$(39,440,322)	$242,208	$(71,533)	$(308,278)

Net loss	-	-	-	-	-	(5,085,694)	-	(432)	(5,086,126)

Noncontrolling interest disposal at closure of the entity	-	-	-	-	-	-	-	1,391	1,391

Issuance of common stock for equity financing	692,308	-	-	-	1,958,752	-	-	-	1,958,752

Issuance of common stock for equity financing - related parties	1,932,224	-	-	-	3,980,381	-	-	-	3,980,381

Shares issued for stock compensation expense	661,978	-	-	-	1,698,781	-	-	-	1,698,781

Shares issued for purchase of intangible assets from the Company’s major shareholders	1,167,253	-	-	-	-	-	-	-	-

Forgiveness of debt by shareholders	-	-	-	-	546,293	-	-	-	546,293

Shares issued for paying officers’ accrued salary and bonus	84,744	-	-	-	194,062	-	-	-	194,062

Foreign currency translation gain (loss)	-	-	-	-	-	-	(103,622)	60,561	(43,061)

Balance at June 30, 2025	8,128,127	-	-	-	47,339,638	(44,526,016)	138,586	(10,013)	2,942,195

Net loss	-	-	-	-	-	(2,129,615)	-	(502)	(2,130,117)

Shares issued for stock compensation expense	877,195	-	-	-	1,560,923	-	-	-	1,560,923

Shares issued for paying officers’ accrued salary and bonus	65,391	-	-	-	265,876	-	-	-	265,876

Shares issued for purchase of intangible assets	7,192,464	-	-	-	4,526,106	-	-	-	4,526,106

Forgiveness of debt by shareholders	-	-	-	-	15,421	-	-	-	15,421

Transfer to Common Stock B	(4,000,000)	-	4,000,000	-	-	-	-	-	-

Foreign currency translation gain (loss)	-	-	-	-	-	-	126,134	(525)	125,609

Balance at June 30, 2026	12,263,177	$-	4,000,000	$-	$53,707,964	$(46,655,631)	$264,720	$(11,040)	$7,306,013

The accompanying notes are an integral part of these consolidated financial statements.

DATASEA INTELLIGENT TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED JUNE 30,
	2026 (Unaudited)	2025

Cash flows from operating activities:
Loss including noncontrolling interest	$(2,130,117)	$(5,086,126)
Adjustments to reconcile loss including noncontrolling interest to net cash provided by (used in) operating activities:
Bad debt expense	-	18,855
Inventory impairment	30,717	99,478
Depreciation and amortization	2,090,406	1,139,264
Loss on disposal of fixed assets	64	17,196
Operating lease expense	167,377	136,506
Loan forgiveness	15,421	105,356
Stock compensation expense	1,826,800	1,892,842
Changes in assets and liabilities:
Accounts receivable	483,771	(658,711)
Inventory	64,348	(153,179)
Value-added tax prepayment	74,832	(29,953)
Prepaid expenses and other current assets	(896,435)	877,711
Accounts payable	(280,416)	(651,887)
Unearned revenue	451,511	101,051
Accrued expenses and other payables	307,688	(45,306)
Payment on operating lease liabilities	(172,984)	(137,777)

Net cash provided by (used in) operating activities	2,032,983	(2,374,680)

Cash flows from investing activities:
Acquisition of property and equipment	(942)	(8,129)
Acquisition of intangible assets	(4,984,840)	(4,077,068)

Net cash used in investing activities	(4,985,782)	(4,085,197)

Cash flows from financing activities:
Proceeds from (repayment to) related parties	44,333	(203,218)
Proceeds from loan payables	3,855,298	2,374,350
Repayment of loan payables	(856,733)	(1,164,895)
Net proceeds from issuance of common stock	-	5,939,133

Net cash provided by financing activities	3,042,898	6,945,370

Effect of exchange rate changes on cash	(102,984)	(45,948)

Net increase (decrease) in cash	(12,885)	439,545

Cash, beginning of year	620,807	181,262

Cash, end of year	$607,922	$620,807
	-
Supplemental disclosures of cash flow information:
Cash paid for interest	$96,517	$38,213
Cash paid for income tax	$-	$-

Supplemental disclosures of non-cash operating, investing and financing activities:
Right-of-use assets obtained in exchange for operating lease liabilities	$79,366	$356,046
Shares issued for paying officers' accrued salary and bonus	$265,876	$194,062
Shares issued for intangible assets purchase	$4,526,106	$-
Loan forgiveness by shareholder	$15,421	$546,293

The accompanying notes are an integral part of these consolidated financial statements.

DATASEA INTELLIGENT TECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2026 (UNAUDITED) AND 2025

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Datasea Inc. (the “Company,” “Datasea,” or “we,” “us,” “our”) was incorporated in the State of Nevada on September 26, 2014 under the name Rose Rock Inc. and changed its name to Datasea Inc. on May 27, 2015. On May 26, 2015, the Company’s founder, Xingzhong Sun, sold 6,666,667 shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”) to Zhixin Liu (“Ms. Liu”), an owner of Shuhai Skill (HK) as defined below. On October 27, 2016, Mr. Sun sold his remaining 1,666,667 shares of Common Stock of the Company to Ms. Liu. As a holding company with no material operations, the Company conducts a majority of its business activities through organizations established in the People’s Republic of China (“PRC), primarily by variable interest entity (the “VIE”). The Company does not have any equity ownership of its VIE, instead it controls and receives economic benefits of the VIE’s business operations through certain contractual arrangements. On April 15, 2026, Datasea effected a domiciliation to the British Virgin Islands (the “BVI”) through a merger with Datasea Intelligent Technology Ltd. (“DIT”), a business company incorporated under the laws of the BVI and a wholly owned subsidiary of the Company (the “Redomicile Merger”).

On April 15, 2026, each share of the Company’s common stock held by the Company’s stockholders was converted into one Class A ordinary share of Datasea Intelligent Technology Ltd. (“DIT”), except that the 2,000,000 shares of common stock held by each of Zhixin Liu and Fu Liu were converted into 2,000,000 Class B ordinary shares of DIT, respectively.

On October 29, 2015, the Company entered into a share exchange agreement (the “Exchange Agreement”) with the shareholders (the “Shareholders”) of Shuhai Information Skill (HK) Limited (“Shuhai Skill (HK)”), a limited liability company (“LLC”) incorporated on May 15, 2015 under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China (the “PRC”). Pursuant to the terms of the Exchange Agreement, the Shareholders, who own 100% of Shuhai Skill (HK), transferred all of the issued and outstanding ordinary shares of Shuhai Skill (HK) to the Company for 6,666,667 shares of Common Stock, causing Shuhai Skill (HK) and its wholly owned subsidiaries, Tianjin Information Sea Information Technology Co., Ltd. (“Tianjin Information” or “WOFE”), an LLC incorporated under the laws of the PRC, and Harbin Information Sea Information Technology Co., Ltd., an LLC incorporated under the laws of the PRC, to become wholly-owned subsidiaries of the Company; and Shuhai Information Technology Co., Ltd., also an LLC incorporated under the laws of the PRC (“Shuhai Beijing”), to become a VIE of the Company through a series of contractual agreements between Shuhai Beijing and Tianjin Information. The transaction was accounted for as a reverse merger, with Shuhai Skill (HK) and its subsidiaries being the accounting survivor. Accordingly, the historical financial statements presented are those of Shuhai Skill (HK) and its consolidated subsidiaries and VIE.

Following the Share Exchange, the Shareholders, Zhixin Liu and her father, Fu Liu, owned approximately 82% of the Company’s outstanding shares of Common Stock. As of October 29, 2015, there were 18,333,333 shares of Common Stock issued and outstanding, 15,000,000 of which were beneficially owned by Zhixin Liu and Fu Liu.

After the Share Exchange, the Company, through its consolidated subsidiaries and VIE provide smart security solutions primarily to schools, tourist or scenic attractions and public communities in China.

On October 16, 2019, Shuhai Beijing incorporated a wholly owned subsidiary, Heilongjiang Xunrui Technology Co. Ltd. (“Xunrui”), which develops and markets the Company’s smart security system products.

On December 3, 2019, Shuhai Beijing formed Nanjing Shuhai Equity Investment Fund Management Co. Ltd. (“Shuhai Nanjing”), a joint venture in PRC, in which Shuhai Beijing holds a 99% ownership interest with the remaining 1% held by Nanjing Fanhan Zhineng Technology Institute Co. Ltd, an unrelated party that was supported by both Nanjing Municipal Government and Beijing University of Posts and Telecommunications. Shuhai Nanjing was formed for gaining the easy access to government funding and private financing for the Company’s new technology development and new project initiation.

In January 2020, the Company acquired ownership in three entities for no consideration from the Company’s management, which set up such entities on the Company’s behalf (described below).

On January 3, 2020, Shuhai Beijing entered into two equity transfer agreements (the “Transfer Agreements”) with the President, and a Director of the Company. Pursuant to the Transfer Agreements, the Director and the President, each agreed, for no consideration, to (i) transfer his 51% and 49% respective ownership interests, in Guozhong Times (Beijing) Technology Ltd. (“Guozhong Times”) to Shuhai Beijing; and (ii) transfer his 51% and 49% respective ownership interests, in Guohao Century (Beijing) Technology Ltd. (“Guohao Century”) to Shuhai Beijing. Guozhong Times and Guohao Century were established to develop technology for electronic products, intelligence equipment and accessories, and provide software and information system consulting, installation and maintenance services.

On January 7, 2020, Shuhai Beijing entered into another equity transfer agreement with the President, the Director described above and an unrelated individual. Pursuant to this equity transfer agreement, the Director, the President and the unrelated individual each agreed to transfer his 51%, 16%, 33% ownership interests, in Guozhong Haoze (Beijing) Technology Ltd. (“Guozhong Haoze”) to Shuhai Beijing for no consideration. Guozhong Haoze was formed to develop and market the smart security system products.

On August 17, 2020, Beijing Shuhai formed a new wholly-owned subsidiary Shuhai Jingwei to expand the security-oriented systems developing, consulting and marketing business overseas.

On November 16, 2020, Guohao Century formed Hangzhou Zhangqi Business Management Limited Partnership (“Zhangqi”) with ownership of 99% as an ordinary partner. In November 2023, the Company dissolved Zhangqi as a result of disposal of Zhuangxun in July 2023, Zhangqi had no operations but only serves as a holding company of Zhagnxun. In November 2023, the Company dissolved Zhangqi.

On November 19, 2020, Guohao Century formed a 51% owned subsidiary Hangzhou Shuhai Zhangxun Information Technology Co., Ltd (“Zhangxun”) for research and development of 5G Multimodal communication technology. Zhangqi owns 19% of Zhangxun; accordingly, Guohao Century ultimately owns 69.81% of Zhangxun. On December 20, 2022, Guohao Century acquired a 30% ownership interests of Zhangxun from Zhengmao Zhang at the price of $0.15 (RMB 1.00). After the transaction, Guohao Century owns 81% of Zhangxun, and Zhangqi owns 19% of Zhangxun; On February 15, 2023, Guohao Century acquired a 9% ownership interests of Zhangxun from the Zhangqi at the price of $130,434 (RMB 900,000). After the transaction, Guohao Century owns 90% of Zhangxun, and Zhangqi owns 10% of Zhangxun; as a result, Guohao Century ultimately owns 99.9 % of Zhangxun. On July 20, 2023, the Company sold Zhangxun to a third party for RMB 2 ($0.28).

On February 16, 2022, Shuhai Jingwei formed Shenzhen Acoustic Effect Management Limited Partnership (“Shenzhen Acoustic MP”) with 99% ownership interest, the remaining 1% ownership interest is held by a third party.

On February 16, 2022, Shuhai Jingwei formed Shuhai (Shenzhen) Acoustic Effect Technology Co., Ltd (“Shuhai Shenzhen Acoustic Effect”), a PRC company, in which Shuhai Jingwei holds 60% ownership interest, 10% ownership interest is held by Shenzhen Acoustic MP, and remaining 30% ownership interest is held by a third party. On October 18, 2022, Shuhai Jingwei acquired 30% ownership interest of Shuhai Acoustic Effect, a PRC company from the third party at the price of approximately $0.15 (RMB 1.00). After the transaction, Shuhai Jingwei owns 90% of Shuhai Shenzhen Effect, and Shenzhen Acoustic MP still owns 10% of Shuhai Shenzhen Effect; accordingly, Shuhai Jingwei ultimately owns 100% of Shuhai Acoustic Effect. The book value of 30% interest acquired from the third party was $(26,993) due to its accumulated deficit.

On March 4, 2022, Shuhai Beijing formed Beijing Yirui Business Management Development Center (“Yirui”) with 99% ownership interest as an ordinary partner, the remaining 1% ownership interest is held by Zhixin Liu.

On March 4, 2022, Shuhai Beijing formed Beijing Yiying Business Management Development Center (“Yiying”) with 99% ownership interest as an ordinary partner, the remaining 1% ownership interest is held by Zhixin Liu.

On July 31, 2023, Datasea established a wholly owned subsidiary Datasea Acoustic, LLC (“Datasea Acoustic”) in the state of Delaware for expanding the products to the market in North America.

On October 24, 2023, Guozhong Times formed Shuhai Yiyun (Shenzhen) digital technology Co, Ltd (“Yiyun”) with 66% ownership interest, the remaining 34% ownership interest is held by a third party. As of the report date, Yiyun did not have any operations.

On January 10, 2024, the Company’s Board of Directors approved a reverse stock split of its authorized and issued and outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), at a ratio of 1-for-15, which become legal effective on January 19, 2024. After the reverse stock split, every 15 issued and outstanding shares of the Company’s Common Stock was converted automatically into one share of the Company’s Common Stock without any change in the par value per share. The total number of shares of Common Stock authorized for issuance was then reduced by a corresponding proportion from 375,000,000 shares to 25,000,000 shares of Common Stock. All share amounts have been retroactively restated to reflect the reverse stock split for all periods presented.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GOING CONCERN

The accompanying consolidated financial statements (“CFS”) were prepared assuming the Company will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business. For the years ended June 30, 2026 and 2025, the Company had a net loss of approximately $2.13 million and $5.09 million, respectively. The Company had an accumulated deficit of approximately $46.66 million as of June 30, 2026, and cash flow from operating activities of approximately $2.03 million and $(2.37) million for the years ended June 30, 2026 and 2025, respectively. The historical operating results including recurring losses from operations raise substantial doubt about the Company’s ability to continue as a going concern.

If deemed necessary, management could seek to raise additional funds by way of admitting strategic investors, or private or public offerings, or by seeking to obtain loans from banks or others, to support the Company’s research and development (“R&D”), procurement, marketing and daily operation. While management of the Company believes in the viability of its strategy to generate sufficient revenues and its ability to raise additional funds on reasonable terms and conditions, there can be no assurances to that effect. The ability of the Company to continue as a going concern depends upon the Company’s ability to further implement its business plan and generate sufficient revenue and its ability to raise additional funds by way of a public or private offering. There is no assurance that the Company will be able to obtain funds on commercially acceptable terms, if at all. There is also no assurance that the amount of funds the Company might raise will enable the Company to complete its initiatives or attain profitable operations. If the Company is unable to raise additional funding to meet its working capital needs in the future, it may be forced to delay, reduce or cease its operations.

BASIS OF PRESENTATION AND CONSOLIDATION

The CFS were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the SEC regarding CFS. The accompanying CFS include the financial statements of the Company and its 100% owned subsidiaries Shuhai Information Skill (HK) Limited (“Shuhai Skill (HK)”), and Tianjin Information Sea Information Technology Co., Ltd.  (“Tianjin Information”), and its VIE, Shuhai Beijing, and Shuhai Beijing’s 100% owned subsidiaries – Heilongjiang Xunrui Technology Co. Ltd. (“Xunrui”), Guozhong Times (Beijing) Technology Ltd. (“Guozhong Times”), Guohao Century (Beijing) Technology Ltd. (“Guohao Century”), Guozhong Haoze, and Shuhai Jingwei (Shenzhen) Information Technology Co., Ltd. (“Jingwei”), and Shuhai Beijing’s 99% owned subsidiary Nanjing Shuhai Equity Investment Fund Management Co. Ltd. (“Shuhai Nanjing”). During the year ended June 30, 2022, the Company incorporated two new subsidiaries Shuhai (Shenzhen) Acoustic Effect Technology Co., Ltd (“Shuhai Acoustic”) and Shenzhen Acoustic Effect Management Partnership (“Shenzhen Acoustic MP”). All significant inter-company transactions and balances were eliminated in consolidation. The chart below depicts the corporate structure of the Company as of June 30, 2026.

VARIABLE INTEREST ENTITY

Pursuant to the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Section 810, “Consolidation” (“ASC 810”), the Company is required to include in its CFS, the financial statements of Shuhai Beijing, its VIE. ASC 810 requires a VIE to be consolidated if the Company is subject to a majority of the risk of loss for the VIE or is entitled to receive a majority of the VIE’s residual returns. A VIE is an entity in which a company, through contractual arrangements, bears the risk of, and enjoys the rewards of such entity, and therefore the Company is the primary beneficiary of such entity.

Under ASC 810, a reporting entity has a controlling financial interest in a VIE, and must consolidate that VIE, if the reporting entity has both of the following characteristics: (a) the power to direct the activities of the VIE that most significantly affect the VIE’s economic performance; and (b) the obligation to absorb losses, or the right to receive benefits, that could potentially be significant to the VIE. The reporting entity’s determination of whether it has this power is not affected by the existence of kick-out rights or participating rights, unless a single enterprise, including its related parties and de - facto agents, have the unilateral ability to exercise those rights. Shuhai Beijing’s actual stockholders do not hold any kick-out rights that affect the consolidation determination.

Through the VIE agreements, Tianjin Information, an indirect subsidiary of Datasea is deemed the primary beneficiary of Shuhai Beijing and its subsidiaries. Accordingly, the results of Shuhai Beijing and its subsidiaries were included in the accompanying CFS. Shuhai Beijing has no assets that are collateral for or restricted solely to settle their obligations. The creditors of Shuhai Beijing do not have recourse to the Company’s general credit.

VIE Agreements

Operation and Intellectual Property Service Agreement – The Operation and Intellectual Property Service Agreement allows Tianjin Information Sea Information Technology Co., Ltd (“WFOE”) to manage and operate Shuhai Beijing and collect an operating fee equal to Shuhai Beijing’s pre-tax income, per month. If Shuhai Beijing suffers a loss and as a result does not have pre-tax income, such loss shall be carried forward to the following month to offset the operating fee to be paid to WFOE if there is pre-tax income of Shuhai Beijing the following month.

Furthermore, if Shuhai Beijing cannot pay off its debts, WFOE shall pay off the debt on Shuhai Beijing’s behalf. If Shuhai Beijing’s net assets fall lower than its registered capital balance, WFOE shall provide capital for Shuhai Beijing to make up for the deficit.

Under the terms of the Operation and Intellectual Property Service Agreement, Shuhai Beijing entrusts Tianjin Information to manage its operations, manage and control its assets and financial matters, and provide intellectual property services, purchasing management services, marketing management services and inventory management services to Shuhai Beijing. Shuhai Beijing and its stockholders shall not make any decisions nor direct the activities of Shuhai Beijing without Tianjin Information’s consent.

Stockholders’ Voting Rights Entrustment Agreement – Tianjin Information has entered into a stockholders’ voting rights entrustment agreement (the “Entrustment Agreement”) under which Zhixin Liu and Fu Liu (collectively the “Shuhai Beijing Stockholders”) have vested their voting power in Shuhai Beijing to Tianjin Information or its designee(s). The Entrustment Agreement does not have an expiration date, but the parties can agree in writing to terminate the Entrustment Agreement. Zhixin Liu, is the Chairman of the Board, President, CEO of DataSea and Corporate Secretary, and Fu Liu, a Director of DataSea (Fu Liu is the father of Zhixin Liu).

Equity Option Agreement – the Shuhai Beijing Stockholders and Tianjin Information entered into an equity option agreement (the “Option Agreement”), pursuant to which the Shuhai Beijing Stockholders have granted Tianjin Information or its designee(s) the irrevocable right and option to acquire all or a portion of Shuhai Beijing Stockholders’ equity interests in Shuhai Beijing for an option price of RMB0.001 for each capital contribution of RMB1.00. Pursuant to the terms of the Option Agreement, Tianjin Information and the Shuhai Beijing Stockholders have agreed to certain restrictive covenants to safeguard the rights of Tianjin Information under the Option Agreement. Tianjin Information agreed to pay RMB1.00 annually to Shuhai Beijing Stockholders to maintain the option rights. Tianjin Information may terminate the Option Agreement upon prior written notice. The Option Agreement is valid for a period of 10 years from the effective date and renewable at Tianjin Information’s option.

Equity Pledge Agreement – Tianjin Information and the Shuhai Beijing Stockholders entered into an equity pledge agreement on October 27, 2015 (the “Equity Pledge Agreement”). The Equity Pledge Agreement serves to guarantee the performance by Shuhai Beijing of its obligations under the Operation and Intellectual Property Service Agreement and the Option Agreement. Pursuant to the Equity Pledge Agreement, Shuhai Beijing Stockholders have agreed to pledge all of their equity interests in Shuhai Beijing to Tianjin Information. Tianjin Information has the right to collect any and all dividends, bonuses and other forms of investment returns paid on the pledged equity interests during the pledge period. Pursuant to the terms of the Equity Pledge Agreement, the Shuhai Beijing Stockholders have agreed to certain restrictive covenants to safeguard the rights of Tianjin Information. Upon an event of default or certain other agreed events under the Operation and Intellectual Property Service Agreement, the Option Agreement and the Equity Pledge Agreement, Tianjin Information may exercise the right to enforce the pledge.

As of this report date, there were no dividends paid from the VIE to the U.S. parent company or the shareholders of the Company. There has been no change in facts and circumstances to consolidate the VIE. The following financial statement amounts and balances of the VIE were included in the accompanying CFS as of June 30, 2026 and 2025, and for the years ended June 30, 2026 and 2025, respectively.

Condensed Consolidating Statements of Operation Information:

	Year Ended June 30, 2026
	PARENT	SUBSIDIARY	WOFE	VIE	Elimination	Consolidated
Revenue - third parties	$-	$-	$-	$40,698,799		$40,698,799
Revenue-Parent provides service to WOFE	436,800				(436,800)	-
Revenue-Parent provides service to VIE	99,200				(99,200)	-
Revenue – WOFE provides service to VIE			393,343		(393,343)	-

Cost of Revenue - third parties			858	36,541,135		36,541,993

Gross profit	536,000		392,485	4,157,664	(929,343)	4,156,806

Operating expenses	1,901,861	12,309	1,215,669	3,273,343		6,403,182
Operating expenses - WOFE provides service to VIE				393,343	(393,343)	-
Operating expenses - Parent provides service to WOFE			435,717		(435,717)	-
Operating expenses - Parent provides service to VIE				100,724	(100,724)	-
Loss from operations	(1,365,861)	(12,309)	(1,258,901)	390,254	441	(2,246,376)
Other income (expenses), net	109,191	(107)	34,814	(27,639)		116,259
Income tax expense						-
Loss before noncontrolling interest	(1,256,670)	(12,416)	(1,224,087)	362,615	441	(2,130,117)
Less: loss attributable to noncontrolling interest				(502)		(502)
Net loss attribute to the Company	$(1,256,670)	$(12,416)	$(1,224,087)	$363,117	441	$(2,129,615)

	Year Ended June 30, 2025
	Parent	Subsidiaries	WOFE	VIE	Elimination	Consolidated
Revenue - third parties	$-	$-	$-	$71,616,820		$71,616,820
Revenue - Parent provides service to WOFE	99,200				(99,200)	-
Revenue - Parent provides service to VIE	154,200				(154,200)	-
Revenue - WOFE provides service to VIE			1,350,560		(1,350,560)	-
Revenue - VIE purchases materials from WOFE			121,072		(121,072)	-
Revenue - from VIE’s label that is used by WOFE				926,286	(926,286)	-
Revenue - WOFE purchases materials from VIE				400	(400)
						-
Cost of Revenue - third parties			90,763	69,082,109		69,172,872
COST - VIE purchases materials from WOFE			400		(400)	-
COST - WOFE purchase materials from VIE				121,072	(121,072)	-

Gross profit	253,400		1,380,469	3,340,325	(2,530,246)	2,443,948

Operating expenses	2,391,610	130,465	2,410,541	2,666,047		7,598,663
Operating expenses - WOFE provides service to VIE				1,350,560	(1,350,560)	-
Operating expenses - VIE’s label that is used by WOFE			926,286		(926,286)	-
Operating expenses - Parent provides service to WOFE			100,641		(100,641)	-
Operating expenses - Parent provides service to VIE				155,799	(155,799)	-
Loss from operations	(2,138,210)	(130,465)	(2,056,999)	(832,081)	3,040	(5,154,715)
Other income (expenses), net	2,533	(5)	119,757	(47,100)		75,185
Income tax expense				6,596		6,596
Loss before noncontrolling interest	(2,135,677)	(130,470)	(1,937,242)	(885,777)	3,040	(5,086,126)
Less: loss attributable to noncontrolling interest				(432)		(432)
Net loss to the Company from continuing operation	(2,135,677)	(130,470)	(1,937,242)	(885,345)	3,040	(5,085,694)

Condensed Consolidating Balance Sheets Information:

	As of June 30, 2026
	PARENT	SUBSIDIARY	WOFE	VIE	Elimination	Consolidated

Cash	$113,207	$1,491	$5,149	$488,075		$607,922
Accounts receivable			829,379	117,512		946,891
Accounts receivable - WOFE				33,388	(33,388)	-
Inventory				119,408		119,408
Inventory - WOFE				50,015	(50,015)	-
Value-added tax prepayment			49	67,024		67,073
Other receivables -Subsidiaries	40,015		5,146	2,540	(47,701)	-
Other receivables - VIE	4,241,403		14,679,970		(18,921,373)	-
Other receivables - WOFE	11,737,732			949,635	(12,687,367)	-
Other receivables - Parent		5,000			(5,000)	-
Other current assets	195,000		21,386	1,313,315		1,529,701

Total current assets	16,327,357	6,491	15,541,079	3,140,912	(31,744,844)	3,270,995

Property and equipment, net			6,901	15,788		22,689
Intangible assets, net			3,480,952	7,877,251	(48,452)	11,309,751
Right of use asset, net				222,487		222,487
Investment into subsidiaries	15,820,480				(15,820,480)	-
Investment into WOFE		13,949,894			(13,949,894)	-

Total non-current assets	15,820,480	13,949,894	3,487,853	8,115,526	(29,818,826)	11,554,927

Total Assets	$32,147,837	$13,956,385	$19,028,932	$11,256,438	(61,563,670)	$14,825,922

Accounts payable	$-	5,000	$6,737	$135,263		$147,000
Accounts payable - VIE			33,388		(33,388)
Advance from customer			485	621,535		622,020
Accrued expenses and other payables	192,750		1,639	964,442	(259,023)	899,808
Due to related parties			43,460	8,564		52,024
Lease liability				174,629		174,629
Loan payable				5,579,292		5,579,292
Other payables - Parent		40,015	12,029,936	4,014,362	(16,084,313)	-
Other payables - Subsidiaries	5,000				(5,000)
Other payables - VIE		2,536	949,635		(952,171)	-
Other payables - WOFE		4,986		14,679,970	(14,684,956)	-

Total current liabilities	197,750	52,537	13,065,280	26,178,057	(32,018,851)	7,474,773

Lease liability - noncurrent				45,136		45,136

Total non-current liabilities				45,136		45,136

Total liabilities	197,750	52,537	13,065,280	26,223,193	(32,018,851)	7,519,909

Accumulated deficit	(16,776,582)	(1,916,632)	(12,876,152)	(15,007,142)	(79,123)	(46,655,631)
Other equity	48,726,669	15,820,480	18,839,804	40,387	(29,465,696)	53,961,644

Total equity	31,950,087	13,903,848	5,963,652	(14,966,755)	(29,544,819)	7,306,013

Total liabilities and stockholders’ equity	$32,147,837	$13,956,385	$19,028,932	$11,256,438	(61,563,670)	$14,825,922

	As of June 30, 2025
	Parent	Subsidiaries	WOFE	VIE	Elimination	Consolidated

Cash	$24,488	$1,598	$14,481	$580,240		$620,807
Accounts receivable			789,095	585,085		1,374,180
Accounts receivable - VIE						-
Accounts receivable - WOFE				31,766	(31,766)
Inventory				206,610		206,610
Inventory - VIE						-
Inventory - WOFE				47,738	(47,738)	-
Value-added tax prepayment			22,088	114,937		137,025
Other receivables-Subsidiaries	32,515		2,666	2,417	(37,598)	-
Other receivables - VIE	993,088		14,187,221		(15,180,309)	-
Other receivables - WOFE	10,249,731			1,423,840	(11,673,571)	-
Other receivables - Parent		5,000			(5,000)
Other current assets			336,120	247,530		583,650

Total current assets	11,299,822	6,598	15,351,671	3,240,163	(26,975,982)	2,922,272

Property and equipment, net			6,920	18,640		25,560
Intangible assets, net			3,045,369	503,000	(52,385)	3,495,984
Right of use asset, net			7,720	284,345		292,065
Investment into subsidiaries	15,820,480				(15,820,480)	-
Investment into WOFE		13,949,894			(13,949,894)	-

Total non-current assets	15,820,480	13,949,894	3,060,009	805,985	(29,822,759)	3,813,609

Total Assets	$27,120,302	$13,956,492	$18,411,680	4,046,148	(56,798,741)	$6,735,881

Accounts payable	$260,700	2,500	$41,066	$115,772		$420,038
Accounts payable - VIE			31,766		(31,766)
Accounts payable - WOFE						-
Short term loan						-
Advance from customer			461	149,627		150,088
Accrued expense and other payable	750		1,117	804,862	(259,023)	547,706
Due to related parties			4,961	1,165		6,126
Lease liability			5,764	122,761		128,525
Loan payable				2,374,767		2,374,767
Other payables - Parent		32,514	10,031,174	726,742	(10,790,430)	-
Other payables - Subsidiaries	5,000				(5,000)
Other payables - VIE		2,536	1,423,840		(1,426,376)	-
Other payables - WOFE		2,677		14,187,221	(14,189,898)	-

Total current liabilities	266,450	40,227	11,540,149	18,482,917	(26,702,493)	3,627,250
Lease liability - noncurrent				166,436		166,436

Total non-current liabilities				166,436		166,436

Total liabilities	266,450	40,227	11,540,149	18,649,353	(26,702,493)	3,793,686

Accumulated deficit	(15,519,912)	(1,904,215)	(11,652,066)	(15,363,739)	(86,084)	(44,526,016)
Other equity	42,373,764	15,820,480	18,523,597	760,534	(30,010,164)	47,468,211

Total equity	26,853,852	13,916,265	6,871,531	(14,603,205)	(30,096,248)	2,942,195

Total liabilities and stockholders’ equity	$27,120,302	$13,956,492	$18,411,680	$4,046,148	(56,798,741)	$6,735,881

Condensed Consolidating Cash Flows Information:

	Year Ended June 30, 2026
	PARENT	SUBSIDIARIES - HK entity	WOFE	VIE	Elimination	Consolidated

Net cash provided by/(used in) operating activities	$306,872	$(9,917)	$553,947	$1,182,081		$2,032,983

Net cash provided by/(used in) investing activities				(4,985,782)		(4,985,782)
Net cash provided by/(used in) investing activities (Parent to WOFE)			(1,737,759)		1,737,759
Net cash provided by/(used in) investing activities (WOFE to VIE)			(306,710)		306,710	-
Net cash provided by/(used in) investing activities (Parent to VIE)				(2,787,347)	2,787,347	-
Net cash provided by/(used in) financing activities			37,194	3,005,704		3,042,898
Net cash provided by/(used in) financing activities (Parent to VIE )	1,277,791			3,161,195	(4,438,986)	-
Net cash provided by/(used in) financing activities (Parent to subsidiaries)	(7,500)	7,500				-
Net cash provided by/(used in) financing activities (WOFE to parent)	(1,488,001)		1,445,813		42,188	-
Net cash provided by/(used in) financing activities (WOFE to subsidiaries )		2,308	(2,279)		(29)	-
Net cash provided by/(used in) financing activities (WOFE to VIE)				306,710	(306,710)	-
Net increase (decrease) in cash and cash equivalents	$88,720	$(109)	$(9,331)	$(92,164)	-	$(12,885)

	Year Ended June 30, 2025
	Parent	Subsidiaries	WOFE	VIE	Elimination	Consolidated

Net cash provided by/(used in) operating activities	$(258,984)	$(29,428)	$(186,960)	$(1,899,308)		$(2,374,680)
Net cash provided by/(used in) operating activities (WOFE to VIE)						-
Net cash provided by/(used in) investing activities			(3,847,448)	(237,749)		(4,085,197)
Net cash provided by/(used in) investing activities (Parent to subsidiaries)	(1,500,000)				1,500,000	-
Net cash provided by/(used in) investing activities (Parent to WOFE)						-
Net cash provided by/(used in) investing activities (Subsidiaries to WOFE)		(1,499,554)	1,524,032		(24,478)	-
Net cash provided by/(used in) investing activities (WOFE to VIE)			(1,255,657)		1,255,657	-
Net cash provided by/(used in) investing activities (Parent to VIE)						-

Net cash provided by/(used in) financing activities	5,939,133		(102,795)	1,109,032		6,945,370
Net cash provided by/(used in) financing activities (Parent to VIE )	(258,842)		3,875,709	259,782	(3,876,649)	-
Net cash provided by/(used in) financing activities (Parent to subsidiaries)	(27,500)	1,527,500			(1,500,000)	-
Net cash provided by/(used in) financing activities (VIE to subsidiaries )						-
Net cash provided by/(used in) financing activities (WOFE to parent)	(3,945,505)				3,945,505	-
Net cash provided by/(used in) financing activities (WOFE to subsidiaries )		1,830			(1,830)	-
Net cash provided by/(used in) financing activities (WOFE to VIE)				1,255,657	(1,255,657)	-
Net increase (decrease) in cash and cash equivalents	$(51,698)	$(2,691)	$6,848	487,086		$439,545

USE OF ESTIMATES

The preparation of CFS in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The significant areas requiring the use of management estimates include, but are not limited to, the estimated useful life and residual value of property, plant and equipment, provision for staff benefits, recognition and measurement of deferred income taxes and the valuation allowance for deferred tax assets. Although these estimates are based on management’s knowledge of current events and actions management may undertake in the future, actual results may ultimately differ from those estimates and such differences may be material to the CFS.

CONTINGENCIES

Certain conditions may exist as of the date the CFS are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company’s CFS.

If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. As of June 30, 2026 and 2025, the Company has no such contingencies.

CASH

Cash includes cash on hand and demand deposits that are highly liquid in nature and have original maturities when purchased of three months or less.

ACCOUNTS RECEIVABLE

The Company’s policy is to maintain an allowance for potential credit losses on accounts receivable. The Company adopted Accounting Standards Update (“ASU”) 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit losses on financial instruments later codified as Accounting Standard codification (“ASC”) 326 (“ASC 326”), on July 1, 2023. The guidance introduces a revised approach to the recognition and measurement of credit losses, emphasizing an updated model based on expected losses rather than incurred losses. There was no significant impact on the date of adoption of ASC 326.

Under ASC 326, accounts receivable are recorded at the invoiced amount, net of allowance for expected credit losses. The Company’s primary allowance for credit losses is the allowance for doubtful accounts. The allowance for doubtful accounts reduces the accounts receivable balance to the estimated net realizable value. The Company used a combination of method Aging schedule and Roll-rate method to assess the reasonability and adequacy of current allowance.

In establishing any required allowance, management considers historical losses adjusted for current market conditions, the Company’s customers’ financial condition, the amount of any receivables in dispute, the current receivables aging, current payment terms and expectations of forward-looking loss estimates.

All provisions for the allowance for doubtful accounts are included as a component of general and administrative expenses on the accompanying consolidated statements of operations and comprehensive loss. Accounts receivable deemed uncollectible are charged against the allowance for credit losses when identified. Subsequent recoveries of amounts previously written off are credited to earnings in the period recovered. As of June 30, 2026 and 2025, the Company had a $0 bad debt allowance for credit losses.

INVENTORY

Inventory is comprised principally of intelligent temperature measurement face recognition terminal and identity information recognition products, and is valued at the lower of cost or net realizable value. The value of inventory is determined using the first-in, first-out method. The Company periodically estimates an inventory allowance for estimated unmarketable inventories when necessary. Inventory amounts are reported net of such allowances. There were $192,298 and $152,907 allowances for slow-moving and obsolete inventory (mainly for Smart-Student Identification cards) as of June 30, 2026 and 2025, respectively.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, less accumulated depreciation. Major repairs and improvements that significantly extend original useful lives or improve productivity are capitalized and depreciated over the period benefited. Maintenance and repairs are expensed as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of property and equipment is provided using the straight-line method over estimated useful lives as follows:

Furniture and fixtures	3-5 years
Office equipment	3-5 years
Vehicles	5 years

Leasehold improvements are depreciated utilizing the straight-line method over the shorter of their estimated useful lives or remaining lease term.

INTANGIBLE ASSETS

Intangible assets with finite lives are amortized using the straight-line method over their estimated period of benefit. Evaluation of the recoverability of intangible assets is made to take into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists. All of the Company’s intangible assets are subject to amortization. In accordance with the Generally Accepted Accounting Principles (ASC) 360-10-35-21 of the United States, no impairment of intangible assets has been identified as of the balance sheet date.

Intangible assets include licenses, certificates, patents and other technology and are amortized over their useful life of three years.

FAIR VALUE (“FV”) OF FINANCIAL INSTRUMENTS

The carrying value of the Company’s short-term financial instruments, such as cash, accounts receivable, prepaid expenses, accounts payable, unearned revenue, accrued expenses and other payables approximates their FV due to their short maturities. FASB ASC Topic 825, “Financial Instruments,” requires disclosure of the FV of financial instruments held by the Company. The carrying amounts reported in the balance sheets for current liabilities qualify as financial instruments and are a reasonable estimate of their FV because of the short period of time between the origination of such instruments and their expected realization and the current market rate of interest.

FAIR VALUE MEASUREMENTS AND DISCLOSURES

FASB ASC Topic 820, “Fair Value Measurements,” defines FV, and establishes a three-level valuation hierarchy for disclosures that enhances disclosure requirements for FV measures. The three levels are defined as follows:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include other than those in level 1 quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the FV measurement.

As of June 30, 2026 and 2025, the Company did not identify any assets or liabilities required to be presented on the balance sheet at FV on a recurring basis.

IMPAIRMENT OF LONG-LIVED ASSETS

In accordance with FASB ASC 360-10, “Accounting for the Impairment or Disposal of Long-Lived Assets”, long-lived assets such as property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, or it is reasonably possible that these assets could become impaired as a result of technological or other changes. The determination of recoverability of assets to be held and used is made by comparing the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset.

If such assets are considered impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its FV. FV generally is determined using the asset’s expected future undiscounted cash flows or market value, if readily determinable. Assets to be disposed of are reported at the lower of the carrying amount or FV less cost to sell. For the years ended June 30, 2026 and 2025, there was no impairment loss recognized on long-lived assets.

UNEARNED REVENUE

The Company records payments received in advance from its customers or sales agents for the Company’s products as unearned revenue, mainly consisting of deposits or prepayment for 5G products from the Company’s sales agencies. These orders normally are delivered based upon contract terms and customer demand, and the Company will recognize it as revenue when the products are delivered to the end customers.

LEASES

The Company determines if an arrangement is a lease at inception under FASB ASC Topic 842. Right of Use Assets (“ROU”) and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of its leases do not provide an implicit rate, it uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The ROU assets include adjustments for prepayments and accrued lease payments. The ROU asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that it will exercise such options.

ROU assets are reviewed for impairment when indicators of impairment are present. ROU assets from operating and finance leases are subject to the impairment guidance in ASC 360, Property, Plant, and Equipment, as ROU assets are long-lived nonfinancial assets.

ROU assets are tested for impairment individually or as part of an asset group if the cash flows related to the ROU asset are not independent from the cash flows of other assets and liabilities. An asset group is the unit of accounting for long-lived assets to be held and used, which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. The Company recognized no impairment of ROU assets as of June 30, 2026 and 2025.

REVENUE RECOGNITION

The Company follows Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (ASC 606).

The core principle underlying FASB ASC 606 is that the Company will recognize revenue to represent the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. The Company’s revenue streams are identified when possession of goods and services is transferred to a customer.

FASB ASC Topic 606 requires the use of a five-step model to recognize revenue from customer contracts. The five-step model requires the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies each performance obligation.

The Company derives its revenues from product sales, software sales, and 5G messaging service contracts with its customers, with revenues recognized upon delivery of services and products. Persuasive evidence of an arrangement is demonstrated via product sale contracts and professional service contracts, with performance obligations identified. The transaction price, such as product selling price, and the service price to the customer with corresponding performance obligations are fixed upon acceptance of the agreement. The Company recognizes revenue when it satisfies each performance obligation, the customer receives the products and passes the inspection and when professional service is rendered to the customer, collectability of payment is probable. These revenues are recognized at a point in time after each performance obligations is satisfied. Revenue is recognized net of returns and value-added tax charged to customers

The following table shows the Company’s revenue by revenue sources:

	For the Year Ended June 30, 2026	For the Year Ended June 30, 2025
5G AI Multimodal communication	$39,962,087	$70,682,408
5G AI Multimodal communication	36,274,575	69,438,410
5G AI Multimodal new media marketing	2,209,180	-
5G AI digital technical service	885,624	1,243,998
5G AI execution agent	592,708	-
Acoustic Intelligence Business	631,132	584,788
Ultrasonic Sound Air Disinfection Equipment	606,945	40,109
Upgraded Sonic Sterilization and Purification Guardian	11,784	246,616
Sleep Monitor	12,403	298,063
Software licensing	-	325,908
Project for China Unicom and China Mobile	100,791	-
Smart City business	-	-
Smart community	-	-
Other	4,789	23,716
Total revenue	$40,698,799	$71,616,820

SEGMENT INFORMATION

FASB ASC Topic 280, “Segment Reporting,” requires use of the “management approach” model for segment reporting. The management approach model is based on the method a company’s management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. Management determined the Company’s current operations constitutes a single reportable segment in accordance with ASC 280. The Company’s only business and industry segment is high technology and advanced information systems (“TAIS”), including solutions that meet the security and disinfection needs of the consumers including commercial enterprises, and 5G messaging services including 5G SMS, 5G MMCP and 5G multi-media video messaging.

All of the Company’s customers are in the PRC and all revenues for the years ended June 30, 2026 and 2025 were generated from the PRC. All identifiable assets of the Company are located in the PRC. Accordingly, no geographical segments are presented.

INCOME TAXES

The Company uses the asset and liability method of accounting for income taxes in accordance with FASB ASC Topic 740, “Income Taxes.” Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current period and (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity’s financial statements or tax returns. Deferred tax assets also include the prior years’ net operating losses carried forward. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if based on the weight of the available positive and negative evidence, it is more likely than not some portion or all of the deferred tax assets will not be realized.

The Company follows FASB ASC Topic 740, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC Topic 740 also provides guidance on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures.

Under the provisions of FASB ASC Topic 740, when tax returns are filed, it is likely some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest associated with unrecognized tax benefits is classified as interest expense and penalties are classified in selling, general and administrative expenses in the statement of income.  As of June 30, 2026 and 2025, the Company had no unrecognized tax positions and no charges during the years ended June 30, 2026 and 2025, and accordingly, the Company did not recognize any interest or penalties related to unrecognized tax benefits. The Company files a U.S. and PRC income tax return. With few exceptions, the Company’s U.S. income tax returns filed for the years ending on June 30, 2022 and thereafter are subject to examination by the relevant taxing authorities; the Company uses calendar year-end for its PRC income tax return filing, PRC income tax returns filed for the years ending on December 31, 2021 and thereafter are subject to examination by the relevant taxing authorities.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses are expensed in the period when incurred. These costs primarily consist of cost of materials used, salaries paid for the Company’s development department, and fees paid to third parties.

NONCONTROLLING INTERESTS

The Company follows FASB ASC Topic 810, “Consolidation,” governing the accounting for and reporting of noncontrolling interests (“NCIs”) in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Certain provisions of this standard indicate, among other things, that NCI (previously referred to as minority interests) be treated as a separate component of equity, not as a liability, that increases and decreases in the parent’s ownership interest that leave control intact be treated as equity transactions rather than as step acquisitions or dilution gains or losses, and that losses of a partially-owned consolidated subsidiary be allocated to non-controlling interests even when such allocation might result in a deficit balance.

The net income (loss) attributed to NCI was separately designated in the accompanying statements of operations and comprehensive income (loss). Losses attributable to NCI in a subsidiary may exceed a non-controlling interest’s interests in the subsidiary’s equity. The excess attributable to NCIs is attributed to those interests. NCIs shall continue to be attributed their share of losses even if that attribution results in a deficit NCI balance. On December 20, 2022, Guohao Century acquired a 30% ownership noncontrolling interests of Zhangxun from Zhengmao Zhang at the price of $0.15 (RMB 1.00). The Company recognized a paid in capital deficit of $982,014 from this purchase due to continued loss of Zhangxun. Subsequent to this purchase, the Company ultimately holds a 99.9% ownership of Zhangxun. On July 20, 2023, the Company sold Zhangxun to a third party for RMB 2 ($0.28).

Zhangqi was 1% owned by noncontrolling interest, in November 2023, the Company dissolved Zhangqi. As of December 31, 2023, Shuhai Nanjing was 1% owned by noncontrolling interest, Shenzhen Acoustic MP was 1% owned by noncontrolling interest, Shuhai Shenzhen Acoustic was 0.1% owned by noncontrolling interest, Guozhong Times was 0.091% owned by noncontrolling interest, and Guozhong Haoze was 0.091% owned by noncontrolling interest. During the years ended June 30, 2026 and 2025, the Company had net loss of $502 and $432 attributable to the noncontrolling interest from continuing operations, respectively.

CONCENTRATION OF CREDIT RISK

The Company maintains cash in accounts with state-owned banks within the PRC. Cash in state-owned banks less than RMB500,000 ($76,000) is covered by insurance. Should any institution holding the Company’s cash become insolvent, or if the Company is unable to withdraw funds for any reason, the Company could lose the cash on deposit with that institution. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in these bank accounts. Cash denominated in RMB with a U.S. dollar equivalent of $493,224 and $594,722 as of June 30, 2026 and 2025, respectively, was held in accounts at financial institutions located in the PRC‚ which is not freely convertible into foreign currencies.

Cash held in accounts at U.S. financial institutions is insured by the Federal Deposit Insurance Corporation or other programs subject to certain limitations up to $250,000 per depositor. As of June 30, 2026 and 2025, cash of $113,207 and $24,487 was maintained at U.S. financial institutions. Cash was maintained at financial institutions in Hong Kong, and was insured by the Hong Kong Deposit Protection Board up to a limit of HK $500,000 ($64,000). As of June 30, 2026 and 2025, the cash balance of $1,491 and $1,598 was maintained at financial institutions in Hong Kong. The Company, its subsidiaries and VIE have not experienced any losses in such accounts and do not believe the cash is exposed to any significant risk.

FOREIGN CURRENCY TRANSLATION AND COMPREHENSIVE INCOME (LOSS)

The accounts of the Company’s Chinese entities are maintained in RMB and the accounts of the U.S. parent company are maintained in United States dollar (“USD”). The financial statements of the Chinese entities were translated into USD in accordance with FASB ASC Topic 830 “Foreign Currency Matters.” All assets and liabilities were translated at the exchange rate on the balance sheet date; stockholders’ equity is translated at historical rates and the statements of operations and cash flows are translated at the weighted average exchange rate for the period. The resulting translation adjustments are reported under other comprehensive income (loss) in accordance with FASB ASC Topic 220, “Comprehensive Income.” Gains and losses resulting from foreign currency transactions are reflected in the statements of operations.

The Company follows FASB ASC Topic”220-10, “Comprehensive Income (loss).” Comprehensive income (loss) comprises net income (loss) and all changes to the statements of changes in stockholders’ equity, except those due to investments by stockholders, changes in additional paid-in capital and distributions to stockholders.

The exchange rates used to translate amounts in RMB to USD for the purposes of preparing the CFS were as follows:

	June 30,	June 30,
	2026	2025
Period-end date USD: RMB exchange rate	6.8109	7.1586
Average USD for the reporting period: RMB exchange rate	7.0034	7.1599

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE (EPS)

Basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed similarly, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Diluted EPS is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to have been exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

STATEMENT OF CASH FLOWS

In accordance with FASB ASC Topic 230, “Statement of Cash Flows,” cash flows from the Company’s operations are calculated based upon the local currencies. As a result, amounts shown on the statement of cash flows may not necessarily agree with changes in the corresponding asset and liability on the balance sheet.

RECENT ACCOUNTING PRONOUNCEMENTS

In October 2023, the FASB issued ASU No. 2023-06, “Disclosure Improvements — Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” The ASU amends the disclosure or presentation requirements related to various subtopics in the FASB ASC. The ASU was issued in response to the SEC’s August 2018 final amendments in Release No. 33-10532, Disclosure Update and Simplification that updated and simplified disclosure requirements that the SEC believed were duplicative, overlapping, or outdated. The guidance in ASU 2023-06 is intended to align GAAP requirements with those of the SEC and to facilitate the application of GAAP for all entities. The amendments introduced by ASU 2023-06 are effective if the SEC removes the related disclosure or presentation requirement from its existing regulations by June 30, 2027. If, by June 30, 2027, the SEC has not removed the applicable requirements from its existing regulations, the pending content of the associated amendment will be removed from the ASC and will not become effective for any entities. Early adoption is permitted. The adoption of ASU 2023-06 is not expected to have a material impact on the Company’s consolidated financial statements or related disclosures.

On November 4, 2024, the FASB issued an ASU No. 2024-03, Disaggregation of Income Statement Expenses (“ASU 2024 03”) to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses in commonly presented expense captions (such as cost of sales; selling, general, and administrative expenses; and research and development). The amendments in the ASU require disclosure in the notes to financial statements of specified information about certain costs and expenses. The amendments require that at each interim and annual reporting period an entity: 1.Disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil- and gas-producing activities (or other amounts of depletion expense) included in each relevant expense caption. A relevant expense caption is an expense caption presented on the face of the income statement within continuing operations that contains any of the expense categories listed in (a)–(e). 2. Include certain amounts that are already required to be disclosed under current generally accepted accounting principles in the same tabular disclosure as the other disaggregation requirements. 3. Disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. 4) Disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses. In January 2025, the FASB issued ASU No. 2025-01, Clarifying the Effective Date (“ASU 2025-01”). The amendments, as clarified by ASU 2025-01, are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this ASU should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of the ASU or (2) retrospectively to any or all prior periods presented in the financial statements. The Company is evaluating the impact that ASU 2024-03 will have on its consolidated financial statements and related disclosures.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquirer in the Acquisition of a Variable Interest Entity. The amendments provide guidance on identifying the accounting acquirer in transactions involving a variable interest entity. The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting period within those annual periods. Early adoption is permitted as of the beginning of an interim or annual reporting period. The Company is currently evaluating the impact of this amendment and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations, or cash flows.

In May 2025, the FASB issued ASU 2025-04, Compensation - Stock Compensation (Topic 18) and Revenue from contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer. The amendments provide guidance on identifying the accounting acquirer in transactions involving a variable interest entity. The amendments clarify the accounting for share-based consideration payable to a customer under Topic 718 and Topic 606. The amendments are effective for annual reporting periods, including interim reporting period within those annual periods, beginning after December 15, 2026. Early adoption is permitted. The Company is currently evaluating the impact of this amendment and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations, or cash flows.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments provide a practical expedient and, if applicable, an accounting policy election to simplify the measurement of credit losses for certain receivables and contract assets. The amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in any interim or annual period in which financial statements have not been issued or made available for issuance. The Company is currently evaluating the impact of this amendment and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations, or cash flows.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial position, statements of comprehensive income and cash flows.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment are summarized as follows:

	June 30, 2026	June 30, 2025
Furniture and fixtures	$51,571	$47,655
Vehicle	514	489
Office equipment	243,999	232,700
Subtotal	296,084	280,844
Less: accumulated depreciation	273,395	255,284
Total	$22,689	$25,560

Depreciation for the years ended June 30, 2026 and 2025 was $ 4,939 and $13,620, respectively.

NOTE 4 – INTANGIBLE ASSETS

Intangible assets are summarized as follows:

	June 30, 2026	June 30, 2025
Software registration or using right	$3,624,678	$1,963,705
Patents	12,220,240	3,862,786
Software and technology development costs	88,594	84,291
Value-added telecommunications business license	16,310	15,518
Subtotal	15,949,822	5,926,300
Less: Accumulated amortization	4,640,071	2,430,316
Total	$11,309,751	$3,495,984

Software registration or using right represented the purchase cost of customized software with its source code from third party software developer.

Software and technology development cost represented development costs incurred internally after the technological feasibility was established and a working model was produced and was recorded as intangible asset.

On October 14, 2024, Tianjin Information, as the purchaser, entered into a patent purchase agreement with Hangzhou Liuhuan Technology Limited Company (“Liuhuan”), as the seller, for the acquisition of an audio playback system based on voltage following. The total purchase price is RMB 14,900,000 ($2.1 million), inclusive of a 6% VAT, and will be amortized over the three years.

On October 14, 2024, Tianjin Information, as the purchaser, entered into another patent purchase agreement with Hangzhou Liuhuan Technology Limited Company (“Liuhuan”), as the seller, for the acquisition of a B-ultrasound image target detection method and B-ultrasound scanner. The total purchase price is RMB 14,300,000 ($2.0 million), inclusive of a 6% VAT, and will be amortized over the three years.

On July 1, 2025, Shuhai Information and Beijing Shuhai Culture Media Co., Ltd. entered into four Software Copyrights Transfer Agreements. According to the terms of the agreements, Beijing Shuhai Culture Media Co., Ltd. transferred ownership of four software copyrights to Shuhai Information as follows:

1)	Ruan Zhu Deng Ji No. 16295142, an AI multimodal order analysis system 1.0, with a transfer price of RMB 2.9 million (approximately $0.41 million).

2)	Ruan Zhu Deng Ji No.16295118, a multimodal marketing program management system 1.0, with a transfer price of RMB 3.0 million (approximately $0.42 million).

3)	Ruan Zhu Deng Ji No.16295075, a service provider’s marketing service system, with a transfer price of RMB 2.8 million (approximately $0.39 million).

4)	Ruan Zhu Deng Ji No.16295048, a consumer comprehensive labeling system, with a transfer price of RMB 2.7 million (approximately $0.38 million).

The total purchase price is RMB 11.4 million ($1.6 million), inclusive of a 6% VAT, and will be amortized over three years.

On October 10, 2025, Shuhai Information, as the purchaser, entered into a patent purchase agreement with Tianjin Qianli Culture Media Co., Ltd, as the seller, for the acquisition of a brainwave intelligent driving system. The total purchase price is RMB 7,800,000 ($1.1 million), inclusive of a 6% VAT, and will be amortized over the three years.

On June 7, 2026, the Company entered into an intellectual property purchase agreement with Tianjin Qianli Culture Media Co., Ltd. (“Tianjin Qianli Culture”), pursuant to which Tianjin Qianli Culture transferred certain intangible assets, consisting of software copyrights, to the Company for a purchase price of RMB 7,000,000 (US$979,642). In consideration for the acquisition of the software copyrights, the Compensation Committee of the Board of Directors approved the issuance of 1,122,156 shares of the Company’s common stock to Tianjin Qianli Culture.

On June 18, 2026, the Company entered into an intellectual property purchase agreement with Ms. Sijia Zhou, pursuant to which Ms. Sijia Zhou transferred to the Company intangible assets (software copyrights) owned by herself, with a purchase price of RMB 4,500,000 (US $564,024). The Compensation Committee of The Board of Directors approved to issue Sijia Zhou 742,137 shares for the purchase of the software.

On June 25, 2026, the Company entered into an intellectual property purchase agreement with Ms. Zhijing Yu, pursuant to which Ms. Zhijing Yu transferred to the Company intangible assets (software copyrights), with a purchase price of RMB 3,300,000 (US $485,293). The Compensation Committee of The Board of Directors approved to issue Zhijing Yu 606,617 shares for the purchase of the software.

On June 26, 2026, the Company entered into an intellectual property purchase agreement with Ms. Zhiying Liu, pursuant to which Ms. Zhiying Liu transferred to the Company intangible assets (software copyrights), with a purchase price of RMB 2,700,000 (US $362,316). The Compensation Committee of The Board of Directors approved to issue Zhiying Liu 496,323 shares for the purchase of the software.

On June 26, 2026, the Company entered into an intellectual property purchase agreement with Ms. Shaoxia Chen, pursuant to which Ms. Shaoxia Chen transferred to the Company intangible assets (software copyrights), with a purchase price of RMB 4,200,000 (US $580,588). The Compensation Committee of The Board of Directors approved to issue Shaoxia Chen 772,058 shares for the purchase of the software.

On June 29, 2026, the Company entered into an intellectual property purchase agreement with Ms. Yue Jiang, pursuant to which Ms. Yue Jiang transferred to the Company intangible assets (software copyrights), with a purchase price of RMB 4,600,000 (US $647,850). The Compensation Committee of The Board of Directors approved to issue Yue Jiang 867,269 shares for the purchase of the software.

On June 29, 2026, the Company entered into an intellectual property purchase agreement with Ms. Jing Liu, pursuant to which Ms. Jing Liu transferred to the Company intangible assets (software copyrights), with a purchase price of RMB 3,100,000 (US $439,516). The Compensation Committee of The Board of Directors approved to issue Jing Liu 584,464 shares for the purchase of the software.

On June 30, 2026, the Company entered into an intellectual property purchase agreement with Mr. Zhijun Yu, pursuant to which Mr. Zhijun Yu transferred to the Company intangible assets (software copyrights), with a purchase price of RMB 3,400,000 (US $466,877). The Compensation Committee of The Board of Directors approved to issue Zhijun Yu 625,000 shares for the purchase of the software.

Amortization for the years ended June 30, 2026 and 2025 was $2,085,467 and $1,125,644, respectively. The amortization expense for the next five years as of June 30, 2026 will be $3,008,712, $2,079,646, $1,556,994, $1,556,994 and $1,437,873.

NOTE 5 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	June 30, 2026	June 30, 2025
Security deposit	$72,654	$57,395
Prepaid expenses	1,162,048	489,365
Other receivables – Heqin	481,581	458,190
Advance to third party individuals, no interest, payable upon demand	351,526	32,860
Others	-	29,873
Total	2,067,809	1,067,683
Less: allowance for other receivables	538,108	484,033
Total	$1,529,701	$583,650

As of June 30, 2026, prepaid expenses mainly consisted of input VAT for purchasing patents of $212,174 prepaid telecommunication service fee (mainly including SMS and MMS services) of $621,645, prepaid service fee of $303,598 and other prepayments of $24,631.

As of June 30, 2025, prepaid expenses mainly consisted of input VAT for purchasing patents of $230,887, prepayment of 5G messaging service fee recharge of $9,633, prepaid professional fee of $2,225, prepayment for inventory purchase of $145,868, prepaid rent and property management fee of $5,841, prepaid promotion service fee of $58,671 and other prepayments of $36,240.

Other receivables – Heqin

On February 20, 2020, Guozhong Times entered an Operation Cooperation Agreement with an unrelated company, Heqin (Beijing) Technology Co, Ltd. (“Heqin”), for marketing and promoting the sale of Face Recognition Payment Processing equipment and related technical support, and other products of the Company including Epidemic Prevention and Control Systems. Heqin has a sales team which used to work with Fortune 500 companies and specializes in business marketing and sales channel establishment and expansion, especially in education industry and public area.

The cooperation term is from February 20, 2020 through March 1, 2023; however, Heqin is the exclusive distributor of the Company’s face Recognition Payment Processing products for the period to July 30, 2020. During March and April 2020, Guozhong Times provided operating funds to Heqin, together with a credit line provided by Guozhong Times to Heqin from May 2020 through August 2020, for a total borrowing of RMB 10 million ($1.41 million) for Heqin’s operating needs. As of March 31, 2023, Guozhong Times had an outstanding receivable of RMB 3.53 million ($513,701) from Heqin and was recorded as other receivables. The Company would not charge Heqin any interest, except for two loans of RMB 200,000 ($28,250) each, due on June 30, 2020 and August 15, 2020, respectively, for which the Company charges 15% interest if Heqin did not repay by the due date.

No profits will be allocated and distributed before full repayment of the borrowing. After Heqin pays in full the borrowing, Guozhong Times and Heqin will distribute profits of sale of Face Recognition Payment Processing equipment and related technical support at 30% and 70% of the net income, respectively. The profit allocation for the sale of other products of the Company are to be negotiated. Heqin will receive certain stock reward when it reaches the preset sales target under the performance compensation mechanism.

In November 2022, Hangzhou Yuetianyun Data Technology Company Ltd (“Yuetianyun”) agreed and acknowledged a Debt Transfer Agreement, wherein Heqin transferred its debt from Yuetianyun to Guozhong Times in the amount of RMB 1,543,400 ($213,596).  As of June 30, 2026 and 2025, Heqin made $58,729 (through Yuetianyun) and $55,877 repayment to the Company, and the Company made a bad debt allowance of $508,743 and $458,190 as of June 30, 2026 and 2025, respectively.

NOTE 6 – Unearned revennue

The balance of unearned revenue was $622,020 and $150,088 as of June 30, 2026 and 2025, respectively.

The following presents the roll-forward schedule of unearned revenue for the years ended June 30, 2026 and 2025:

	Years Ended June 30,
	2026	2025
Balance, beginning of period	$150,088	$49,239
Received during the period, amount excluding VAT	40,158,623	70,360,822
Transferred to revenue	(39,707,112)	(70,259,771)
Effect of foreign currency translation	20,421	(202)
Balance, end of period	$622,020	$150,088

NOTE 7 – ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consisted of the following:

	June 30, 2026	June 30, 2025
Other payables	$296,128	$50,201
Due to third parties	40	178
Security deposit	11,159	10,617
Social security payable	524,126	431,262
Salary payable – employees	68,355	55,448
Total	$899,808	$547,706

Due to third parties were the short-term advance from third party individual or companies, bear no interest and payable upon demand.

NOTE 8 – LOANS PAYABLE

Loan from banks

On December 12, 2022, Beijing Shuhai entered a loan agreement with Shenzhen Qianhai WeBank Co., Ltd for the amount of RMB 900,000 ($129,225) with a term of 24 months, the interest rate was 10.728% to be paid every 20th of each month. For the years ended June 30, 2026 and 2025, the Company made a repayment of nil and $36,081 to this loan. On July 15, 2024, the loan was paid in full.

On January 13, 2023, Shenzhen Jingwei entered a loan agreement with Shenzhen Qianhai WeBank Co., Ltd for the amount of RMB 100,000 ($14,552) with a term of 24 months, the interest rate was 8.6832%. For the years ended June 30, 2026 and 2025, the Company made a repayment of nil and $4,677 to this loan On July 16, 2024, the loan was paid in full.

On April 10, 2024, Guozhong Times entered a loan agreement with Bank of Beijing for the amount of RMB 500,000 ($70,158) with a term of 12 months with a preferential annual interest rate of 3.45% to be paid every 21st of each month. On April 9, 2025, the loan was paid in full.

On April 23, 2024, Guozhong Times entered a loan agreement with Beijing Rural Commercial Bank Economic and Technological Development Zone Branch for the amount of RMB 550,000 ($77,173) with a term of 12 months with the annual interest rate of 4.95% to be paid every 21st of each month. On April 23, 2025, the loan was paid in full.

On April 25, 2024, Shuhai Beijing entered a loan agreement with Industrial Bank Co., Ltd for the amount of RMB 2,000,000 ($280,631) with a term of 12 months with a preferential annual interest rate of 3.88% to be paid every 21st of each month. On April 24, 2025, the loan was paid in full.

On May 28, 2024, Guozhong Times entered a loan agreement with China Everbright Bank for the amount of RMB 1,000,000 ($140,315) with a term of 12 months with the annual interest rate of 3.4% to be paid every 21st of each month. On May 27, 2025, the loan was paid in full.

On June 20, 2024, Shuhai Beijing entered a loan agreement with Bank of China for the amount of RMB 4,000,000 ($561,262) with a term of 12 months with a preferential annual interest rate of 2.30% to be paid every 21st of the third months of each quarter On June 19, 2025, the loan was paid in full.

On March 31, 2025, Shuhai Beijing entered a credit line agreement with Bank of China for the amount of RMB 6,000,000 ($835,864) with a term of 12 months from the first withdrawing date, the credit line has a preferential annual interest rate of 2.30% to be paid every 21st of the third months of each quarter. Liu Fu is the guarantor of this loan agreement. On February 2, 2026, the loan was paid in full.

On May 20, 2025, Guozhong Times entered a credit line agreement with Beijing Bank for the amount of RMB 3,000,000 ($419,076) with a term of 12 months, the credit line has a fixed annual interest rate of 3.00% to be paid every 21st of each month. On April 24, 2026, the loan was paid in full.

On May 21, 2025, Guozhong Times entered a loan agreement with Beijing Rural Commercial Bank Economic and Technological Development Zone Branch for the amount of RMB 1,000,000 ($139,692) with a term of 12 months with a fixed annual interest rate of 4.95% to be paid every 21st of each month. On April 10, 2026, the loan was paid in full.

On June 6, 2025, Shuhai Beijing entered a credit line agreement with Bank of China for the amount of RMB 1,500,000 ($210,500) with a term of 12 months from the first withdrawing date, the credit line has a preferential annual interest rate of 2.30% to be paid every 21st of the third months of each quarter. On June 11, 2025, Shuhai Beijing entered another credit line agreement with Bank of China for the amount of RMB 2,500,000 ($350,800) with a term of 12 months from the first withdrawing date, the credit line has a preferential annual interest rate of 2.30% to be paid every 21st of the third months of each quarter. On May 22, 2026, the loan was paid in full.

On June 6, 2025, Shuhai Beijing entered a credit line agreement with Beijing Bank for the amount of RMB 3,000,000 ($419,076) with a term of 12 months, the credit line has a fixed annual interest rate of 2.70% to be paid every 21st of each month. On April 14, 2026, the Company and the Bank entered into a supplemental agreement to amend the loan agreement, pursuant to which the final maturity date of the loan was extended from the original maturity date to June 5, 2027. Liu Fu is the guarantor of this loan credit line.

On September 23, 2025, Shuhai Beijing entered a credit line agreement with China Construction Bank for the amount of RMB 5,000,000 ($711,359) with a term of 36 months from the first withdrawing date, the credit line has a preferential annual interest rate of 2.55% to be paid every 20th of each Month. Liu zhixin is the guarantor of this loan credit line.

On September 30, 2025, Guozhong Times entered a loan agreement with Bank of China for the amount of RMB 2,000,000 ($281,472) with a term of 12 months with an annual interest rate of 2.35% to be paid every 21st of the third months of each quarter. Liu zhixin is the guarantor of this loan agreement.

On October 10, 2025, Shuhai Beijing entered a credit line agreement with Bank of Communications Beijing Free Trade Zone Branchfor the amount of RMB 5,000,000 ($734,117) with a term of 24 months, the credit line has a fixed annual interest rate of 2.65% to be paid every 21st of each month. Liu Fu is the guarantor of this loan credit line.

On January 22, 2026, Shuhai Beijing entered a credit line agreement with Bank of China for the amount of RMB 4,000,000 ($587,294) with a term of 12 months from the first withdrawing date, the credit line has a preferential annual interest rate of 2.30% to be paid every 21st of the third months of each quarter. Liu Fu is the guarantor of this loan credit line.

On February 28, 2026, Shuhai Beijing entered into a loan agreement with Industrial and Commercial Bank of China Limited for a loan of RMB 3,000,000 ($440,470). The loan has a term of 12 months and bears a fixed interest rate of 2.7% per annum. Interest is payable monthly on the 20th day of each month, and the principal is due and payable in full at maturity. As of June 30, 2026, $440,470 was recorded as current liabilities. Liu Fu is the guarantor of this loan credit line.

On March 26, 2026, Shuhai Beijing entered a credit line agreement with Beijing Bank for the amount of RMB 7,000,000 ($1,027,764) with a term of 12 months, the credit line has a fixed annual interest rate of 2.70% to be paid every 21st of each month Liu Fu is the guarantor of this loan credit line.

On May 6, 2026, Guozhong Times entered a loan agreement with Beijing Bank for the amount of RMB 3,000,000 ($440,470) with a term of 12 months with an annual interest rate of 3.0% to be paid every 21st of each months Liu zhixin is the guarantor of this loan agreement.

On May 22, 2026, Shuhai Beijing entered another credit line agreement with Bank of China for the amount of RMB 4,000,000 ($587,294) with a term of 12 months from the first withdrawing date, the credit line has a preferential annual interest rate of 2.30% to be paid every 21st of the third months of each quarter. Liu Fu is the guarantor of these two credit lines.

On June 2, 2026, Shuhai Beijing entered another credit line agreement with Bank of China for the amount of RMB 2,000,000 ($293,649) with a term of 12 months from the first withdrawing date, the credit line has a preferential annual interest rate of 2.30% to be paid every 21st of the third months of each quarter. Liu Fu is the guarantor of these two credit lines.

For the years ended June 30, 2026 and 2025, the Company recorded interest expense of $96,517 and $38,213, respectively, related to these bank loans.

The following table summarizes the loan balance as of June 30, 2026:

Lendor	Loan amount	Borrowing date	Loan term - months	Interest rate	Outstanding balance
Bank of Beijing	440,470	6/6/2025	12	2.70%	440,470
China Construction Bank	734,117	9/23/2025	36	2.55%	734,117
Bank of China	293,647	9/30/2025	12	2.30%	293,647
Bank of Communications Beijing Free Trade Zone Branch	734,117	10/10/2025	24	2.65%	734,117
Bank of China	587,294	1/22/2026	12	2.30%	587,294
Industrial and Commercial Bank of China Limited	440,470	2/28/2026	12	2.70%	440,470
Bank of Communications Beijing Free Trade Zone Branch	1,027,764	3/26/2026	12	2.65%	1,027,764
Bank of China	587,294	5/22/2026	12	2.30%	587,294

Bank of Beijing	440,470	5/6/2026	12	3.00%	440,470
Bank of China	293,649	6/2/2026	12	2.30%	293,649

Total	$5,579,292				$5,579,292

NOTE 9 – RELATED PARTY TRANSACTIONS

On October 1, 2020, the Company’s CEO (also the president) entered into an office rental agreement with Xunrui. Pursuant to the agreement, the Company rents an office in Harbin city with a total payment of RMB 163,800 ($24,050) from October 1, 2020 through September 30, 2021. On October 1, 2021, Xunrui entered a new seven-month lease for this location with the Company’s CEO for total rent of RMB 94,500 ($14,690). The lease expired on April 30, 2022. On May 1, 2022, Xunrui entered a new one-year lease agreement for this office with the Company’s CEO for an annual rent of RMB 235,710 ($35,120), the Company was required to pay the rent before April 30, 2023. On May 1, 2023, Xunrui entered a new one-year lease agreement for this office location with the Company’s CEO for an annual rent of RMB 282,852 ($39,144), the Company is required to pay the rent before April 30, 2024. On May 1, 2024, Xunrui entered a new one-year lease agreement for this office location with the Company’s CEO for an annual rent of RMB 282,852 ($39,657), the Company is required to pay the rent before April 30, 2025. On September 10, 2024, the Company signed a rent reduction agreement with the Company’s CEO, reducing the annual rent for the period from May 1, 2022, to April 30, 2025, to RMB 50,000 ($7,026), The Company is required to pay the rent before April 30, 2025. On June 24, 2025, the Company paid all the outstanding rents up to April 30, 2025 to the CEO. On May 1, 2025, Xunrui entered a new one-year lease agreement for this office location with the Company’s CEO for an annual rent of RMB 50,000 ($6,983), the Company is required to pay the rent before April 30, 2026. On May 1, 2026, Xunrui entered a new one-year lease agreement for this office location with the Company’s CEO for an annual rent of RMB 50,000 ($6,983), the Company is required to pay the rent before April 30, 2027. The rental expense for this office location was $6,983 and $6,983, respectively, for the years ended June 30, 2026 and 2025.

On July 1, 2022, the Company entered a one-year lease for two cars with the Company’s CEO for each car’s monthly rent of RMB 18,000 ($2,636) and RMB 20,000 ($2,876), respectively. On July 1, 2023, the Company entered a new one-year lease for two cars with the Company’s CEO for each car’s monthly rent of RMB 18,000 ($2,491) and RMB 20,000 ($2,768), respectively. On July 1, 2024, the Company entered a new one-year lease for two cars with the Company’s CEO for each car’s monthly rent of RMB 18,000 ($2,524) and RMB 20,000 ($2,804), respectively. On December 10, 2024, the Company’s CEO entered into an agreement with the Company to waive the payment of rental expenses of both vehicles for the outstanding balance up to June 30, 2025. The Company recorded such waive as shareholder’s capital contribution to the Company because the CEO is also the major shareholder of the Company. On July 1, 2025, the Company entered a new one-year lease of one car with the Company’s CEO for monthly rent of RMB 18,000 ($2,525). The rental expense for those agreements was $30,842 and $63,688, respectively, for the years ended June 30, 2026 and 2025.

On September 1, 2022, the Company entered a six-month lease for senior officers’ dormitory in Beijing for a total rent of RMB 91,200 ($13,355), payable every three months in advance. On March 1, 2023, the Company entered a new six-month lease for a total rent of RMB 91,200 ($12,621), payable every three months in advance. On September 1, 2023, the Company entered a new one-year lease for a monthly rent of RMB 12,500 ($1,743), payable every three months in advance. On September 1, 2024, the Company entered a three-month lease for a monthly rent of RMB 12,500 ($1,756), payable in advance. The lease was not renewed at maturity. The rental expense for this lease was $3,488 and $10,475 for the years ended June 30, 2026 and 2025, respectively.

From July 23, 2025, to September 19, 2025, the Company entered into three loan agreements with its CEO for a total amount of RMB 930,000 ($130,885), with repayment due by December 31, 2025. These loan bore no interest. During the years ended June 30, 2026, the Company repaid $124,780 of these loans. On December 31, 2025, two of the loan agreements were repaid in full, and the remaining one was renewed to December 31, 2026.

Due to related parties

As of June 30, 2026 and 2025, the Company had amounts due to related parties of $52,024 and $6,126, respectively. These balances primarily represent expenses paid on behalf of the Company by the Chief Executive Officer. The amounts are non-interest bearing and payable on demand.

Shares Issued for Acquiring Intangible Assets from Related Parties

On August 9, 2024, the Company entered into an intellectual property purchase agreement with Ms. Zhixin Liu, the Company’s Chairwoman and CEO, pursuant to which Ms. Zhixin Liu transferred to the Company two intangible assets (software copyrights) owned by her personally, with a purchase price of RMB 6,000,000 (US $837,743). The Compensation Committee of The Board of Directors has decided to grant Zhixin Liu 398,925 restricted shares for the purchase of this software.

On August 9, 2024, the Company entered into an intellectual property purchase agreement with Mr. Fu Liu, the Company’s director of board, pursuant to which Mr. Fu Liu transferred to the Company two intangible assets (software copyrights) owned by himself, with a purchase price of RMB 6,000,000 (US $837,743). The Compensation Committee of The Board of Directors has decided to grant Fu Liu 398,925 restricted shares for the purchase of this software.

On April 1, 2025, the Company entered into an intellectual property purchase agreement with Mr. Fu Liu, the Company’s director of board, pursuant to which Mr. Fu Liu transferred to the Company two intangible assets (software copyrights) owned by himself, with a purchase price of RMB 6,000,000 (US $834,852). The Compensation Committee of The Board of Directors has decided to grant Fu Liu 369,403 restricted shares for the purchase of this software.

On November 20, 2025, the Company entered into an intellectual property purchase agreement with Mr. Fu Liu, the Company’s director, pursuant to which Mr. Fu Liu transferred to the Company intangible assets (software copyrights) owned by himself, with a purchase price of RMB 5,000,000 (US $704,225). The Compensation Committee of The Board of Directors decided to grant Fu Liu 533,504 restricted shares for the purchase of the software.

On November 20, 2025, the Company entered into an intellectual property purchase agreement with Ms. Zhixin Liu, the Company’s director and CEO, pursuant to which Ms. Zhixin Liu transferred to the Company intangible assets (software copyrights) owned by herself, with a purchase price of RMB 7,900,000 (US $1,112,676). The Compensation Committee of The Board of Directors decided to grant Zhixin Liu 842,936 restricted shares for the purchase of the software.

The Company accounts for these transactions in accordance with SEC Staff Accounting Bulletin (SAB) Topic 5-G, Acquisition of Assets from Promoters and Shareholders in Exchange for Common Stock. The transfers of nonmonetary assets to a company by its promoters or major shareholders in exchange for stock was recorded at the transferor’s historical cost basis. In addition, the transferor’s historical cost of the patents they contributed is not determinable as there are no books or records maintained for the costs of developing these patents. Accordingly, the Company recorded the transaction at a nominal value, with credit to common stock at par value and the excess credited to additional paid-in capital.

NOTE 10 – COMMON STOCK AND WARRANTS

Shares Issued for Equity Financing

On July 2, 2024, the Company entered into a securities purchase agreement, pursuant to which the Company agreed to issue and sell to an investor in a registered direct offering 179,400 shares of the Company’s common stock, at a price of $3.25 per share and pre-funded warrants to purchase up to 512,908 shares of Common Stock at a price of $3.24 per share with an exercise price of $0.01 per share (the “Pre-Funded Warrants”). The Pre-Funded Warrants are exercisable upon issuance and will remain exercisable until all the Pre-Funded Warrants are exercised in full. In connection with the Offering, on July 2, 2024, the Company entered into a placement agency agreement with EF Hutton LLC (the “Placement Agent”). Pursuant to the terms of the placement agency agreement, the Company will pay the placement agent a cash fee of 6.5% of the gross proceeds the Company receives in the offering at closing. The Company also agreed to reimburse the Placement Agent at the closing of the Offering, for expenses incurred, including disbursements of its legal counsel, in an amount not to exceed an aggregate of $75,000. The closing of the offering occurred on July 3, 2024. The Pre-Funded Warrants were exercised in full as of December 31, 2024.

On September 27, 2024, the Company entered into subscription agreements with three non-U.S. investors, including Zhixin Liu, the Company’s Chairman of the Board, Chief Executive Officer, President and Secretary, and Fu Liu, a Director of the Company, pursuant to which the Company agreed to sell and the investors agreed to purchase an aggregate of 1,932,224 shares of the Company’s common stock, at a purchase price of $2.06 per share, which was equal to the closing price of the Common Stock on The Nasdaq Capital Market on September 26, 2024. Pursuant to the terms of the subscription agreements, each Investor must pay the purchase price for the number of shares such Investor purchased within 15 days of the effective date. As of September 30, 2024, the Company issued all the shares to three investors, and the purchase price was received in full from each investor as of October 15, 2024, representing gross proceeds in the aggregate amount of approximately $4.0 million.

Shares Issued for Acquiring Intangible Assets from Related Parties

On August 9, 2024, the Company entered into an intellectual property purchase agreement with Ms. Zhixin Liu, the Company’s Chairwoman and CEO, pursuant to which Ms. Zhixin Liu transferred to the Company two intangible assets (software copyrights) owned by her personally, with a purchase price of RMB 6,000,000 (US $837,743). The Compensation Committee of The Board of Directors has decided to grant Zhixin Liu 398,925 restricted shares for the purchase of this software.

On August 9, 2024, the Company entered into an intellectual property purchase agreement with Mr. Fu Liu, the Company’s director of board, pursuant to which Mr. Fu Liu transferred to the Company two intangible assets (software copyrights) owned by himself, with a purchase price of RMB 6,000,000 (US $837,743). The Compensation Committee of The Board of Directors has decided to grant Fu Liu 398,925 restricted shares for the purchase of this software.

On April 1, 2025, the Company entered into an intellectual property purchase agreement with Mr. Fu Liu, the Company’s director of board, pursuant to which Mr. Fu Liu transferred to the Company two intangible assets (software copyrights) owned by himself, with a purchase price of RMB 6,000,000 (US $834,852). The Compensation Committee of The Board of Directors has decided to grant Fu Liu 369,403 restricted shares for the purchase of this software.

On November 20, 2025, the Company entered into an intellectual property purchase agreement with Mr. Fu Liu, the Company’s director, pursuant to which Mr. Fu Liu transferred to the Company intangible assets (software copyrights) owned by himself, with a purchase price of RMB 5,000,000 (US $704,225). The Compensation Committee of The Board of Directors decided to grant Fu Liu 533,504 restricted shares for the purchase of the software.

On November 20, 2025, the Company entered into an intellectual property purchase agreement with Ms. Zhixin Liu, the Company’s director and CEO, pursuant to which Ms. Zhixin Liu transferred to the Company intangible assets (software copyrights) owned by herself, with a purchase price of RMB 7,900,000 (US $1,112,676). The Compensation Committee of The Board of Directors decided to grant Zhixin Liu 842,936 restricted shares for the purchase of the software.

The purchase was accounted for at the historical cost of the intangible assets which was $0. Fu Liu is the father of Zhixin Liu, together, they own approximately 20.96% of the Company’s class A common stock.

Shares Issued for Acquiring Intangible Assets from Third Parties

On June 7, 2026, the Company entered into an intellectual property purchase agreement with Tianjin Qianli Culture Media Co., Ltd. (“Tianjin Qianli Culture”), pursuant to which Tianjin Qianli Culture transferred certain intangible assets, consisting of software copyrights, to the Company for a purchase price of RMB 7,000,000 (US$979,642). In consideration for the acquisition of the software copyrights, the Compensation Committee of the Board of Directors approved the issuance of 1,122,156 shares of the Company’s common stock to Tianjin Qianli Culture.

On June 18, 2026, the Company entered into an intellectual property purchase agreement with Ms. Sijia Zhou, pursuant to which Ms. Sijia Zhou transferred to the Company intangible assets (software copyrights) owned by her, with a purchase price of RMB 4,500,000 (US $564,024). The Compensation Committee of The Board of Directors approved to issue Sijia Zhou 742,137 shares for the purchase of the software.

On June 25, 2026, the Company entered into an intellectual property purchase agreement with Ms. Zhijing Yu, pursuant to which Ms. Zhijing Yu transferred to the Company intangible assets (software copyrights) owned by her, with a purchase price of RMB 3,300,000 (US $485,293). The Compensation Committee of The Board of Directors approved to issue Zhijing Yu 606,617 shares for the purchase of the software.

On June 26, 2026, the Company entered into an intellectual property purchase agreement with Ms. Zhiying Liu, pursuant to which Ms. Zhiying Liu transferred to the Company intangible assets (software copyrights) owned by her, with a purchase price of RMB 2,700,000 (US $362,316). The Compensation Committee of The Board of Directors approved to issue Zhiying Liu 496,323 shares for the purchase of the software.

On June 26, 2026, the Company entered into an intellectual property purchase agreement with Ms. Shaoxia Chen, pursuant to which Ms. Shaoxia Chen transferred to the Company intangible assets (software copyrights) owned by her, with a purchase price of RMB 4,200,000 (US $580,588). The Compensation Committee of The Board of Directors approved to issue Shaoxia Chen 772,058 shares for the purchase of the software.

On June 29, 2026, the Company entered into an intellectual property purchase agreement with Ms. Yue Jiang, pursuant to which Ms. Yue Jiang transferred to the Company intangible assets (software copyrights) owned by her, with a purchase price of RMB 4,600,000 (US $647,850). The Compensation Committee of The Board of Directors approved to issue Yue Jiang 867,269 shares for the purchase of the software.

On June 29, 2026, the Company entered into an intellectual property purchase agreement with Ms. Jing Liu, pursuant to which Ms. Jing Liu transferred to the Company intangible assets (software copyrights) owned by her, with a purchase price of RMB 3,100,000 (US $439,516). The Compensation Committee of The Board of Directors approved to issue Jing Liu 584,464 shares for the purchase of the software.

On June 30, 2026, the Company entered into an intellectual property purchase agreement with Mr. Zhijun Yu, pursuant to which Mr. Zhijun Yu transferred to the Company intangible assets (software copyrights) owned by him, with a purchase price of RMB 3,400,000 (US $466,875). The Compensation Committee of The Board of Directors approved to issue Zhijun Yu 625,000 shares for the purchase of the software.

Shares to Independent Directors as Compensation

During the years ended June 30, 2026 and 2025, the Company recorded $43,800 and $15,000 stock compensation expense to independent directors through the issuance of shares of the Company’s common stock at the market price of the stock issuance date, pursuant to the 2018 Equity Incentive Plan.

Shares to Officers as Compensation

On September 24, 2021, under the 2018 Equity Inventive plan, the Company’s Board of Directors granted 1,000 shares of the Company’s common stock to its CEO each month and 667 shares to one of the board members each month starting from July 1, 2021, payable quarterly with the aggregate number of shares for each quarter being issued on the first day of the next quarter at a per share price of the closing price of the day prior to the issuance. On June 12, 2024, the Board of Directors approved that starting from February 1, 2024, the Company agreed to grant 15,000 shares of the Company’s common stock to its CEO each month and 10,000 shares to one of the board members each month, payable quarterly with the aggregate number of shares for each quarter being issued on the first day of the next quarter at a per share price of the closing price of the day prior to the issuance. During the years ended June 30, 2026 and 2025, the Company recorded $774,450 and $881,250 stock compensation expense to the Company’s CEO and one of the board members.

Shares to third-party professionals and consultants

During the years ended June 30, 2026, the Company issued 423,253 shares of the Company’s common stock to its third-party professionals and consultants for the services they provided, the share issuance was fully vested and approved by Compensation Committee (the “Committee”) of the Board of Directors under the 2018 Equity Incentive Plan. The fair value of 423,253 shares at issuance date was $742,674 and was recorded as the Company’s stock compensation expense.

Shares to Officers in Lieu of Salary Payable

On August 18, 2025, the Board of Directors approved to issue 33,312 shares to the Company’s CEO and one of the board members in lieu of payment for salary payable of $64,957. On October 17, 2025, the Board of Directors approved to issue 32,079 shares to the Company’s CEO and one of the board members in lieu of payment for salary payable of $65,443. On June 30, 2026, the Board of Directors approved to issue 174,108 shares to the Company’s CEO and one of the board members in lieu of payment for salary payable of $135,476. The 174,108 shares were subsequently issued on July 9, 2026.

NOTE 11 – INCOME TAXES

The Company is subject to income taxes by entity on income arising in or derived from the tax jurisdiction in which each entity is domiciled. The Company’s PRC subsidiaries file their income tax returns online with PRC tax authorities. The Company conducts all of its businesses through its subsidiaries and affiliated entities, principally in the PRC.

British Virgin Islands

Under the current and applicable laws of BVI, Datasea Intelligent Technology Ltd BVI is not subject to tax on income or capital gains.

Prior to April 15, 2026, the Company was incorporated in the United States and was subject to U.S. federal income tax at a statutory rate of 21%. On April 15, 2026, the Company changed its jurisdiction of incorporation to the BVI. As of June 30, 2026 and 2025, the Company had net operating loss (“NOL”) carryforwards for U.S. federal income tax purposes of approximately $10.62 million and $9.35 million, respectively. NOLs arising in tax years beginning after December 31, 2017 may offset up to 80% of taxable income and may be carried forward indefinitely. The Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), enacted in March 2020, temporarily removed the 80% limitation and allowed a five-year carryback of NOLs arising in 2018, 2019 and 2020. Management believes that the realization of the deferred tax assets related to these NOL carryforwards remains uncertain due to the Company’s limited operating history and continuing losses. Accordingly, a 100% valuation allowance has been provided against the related deferred tax assets.

The Company’s offshore subsidiary, Shuhai Skill (HK), a HK holding company is subject to 16.5% corporate income tax in HK. Shuhai Beijing received a tax holiday with a 15% corporate income tax rate since it qualified as a high-tech company. Tianjin Information, Xunrui, Guozhong Times, Guozhong Haoze, Guohao Century, Jingwei, Shuhai Nanjing are subject to the regular 25% PRC income tax rate.

As of June 30, 2026 and 2025, the Company has approximately $18.43 million and $18.08 million of NOL from its HK holding company, PRC subsidiaries and VIEs that expire in calendar years 2025 through 2029. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends upon the Company’s future generation of taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance as of June 30, 2026 and 2025.

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the years ended June 30, 2026 and 2025:

	2026	2025
US federal statutory rates	(21.0)%	(21.0)%
Tax rate difference – current provision	(1.6)%	(2.1)%
Permanent difference	10.7%	7.9%
Effect of PRC tax holiday	(5.0)%	(1.9)%
Valuation allowance	16.9%	17.0%
Effective tax rate	-%	(0.1)%

The Company’s net deferred tax assets as of June 30, 2026 and 2025 is as follows:

	June 30, 2026	June 30, 2025
Deferred tax asset
Net operating loss	$5,950,118	$5,408,433
Depreciation and amortization	212,824	236,991
Bad debt expense	123,691	120,987
Social security and insurance accrual	96,273	66,298
Inventory impairment	46,715	38,220
ROU, net of lease liabilities	310	(941)
Total	6,429,931	5,869,988
Less: valuation allowance	(6,429,931)	(5,869,988)
Net deferred tax asset	$-	$-

NOTE 12 – COMMITMENTS

Leases

On November 8, 2023, Shuhai Beijing entered into a new lease agreement for its office in Beijing. Pursuant to the agreement, the agreement commenced on November 8, 2023 and expired on December 7, 2024, and has a monthly rent of RMB 17,358 (or $2,425). The deposit was RMB 56,762 (or $7,929). The Company received a one-month rent abatement.

On November 8, 2023, Tianjin information entered into a lease agreement for its office in Beijing. Pursuant to the agreement, the agreement commenced on November 8, 2023 and expired on December 7, 2024, and has a monthly rent of RMB 60,195 (or $8,409). The deposit was RMB 196,838 (or $27,496). The Company received a one-month rent abatement.

In August 2020, the Company entered into a lease for an office in Shenzhen City, China for three years from August 8, 2020 through August 7, 2023, with a monthly rent of RMB 209,911 ($29,651) for the first year. The rent will increase by 3% each year starting from the second year. The lease expired at maturity without renewal.

On May 10, 2023, Guo Hao Century entered into a lease for the office in Hangzhou City, China from May 10, 2023 to May 9, 2025. The security deposit is RMB 115,311 ($7,670). The quarterly rent is as follows:

		Rent expense
Start Date	End Date	RMB	USD
5/10/2023	8/9/2023	43,786	$6,060
8/10/2023	11/9/2023	66,038	9,139
11/10/2023	2/9/2024	66,038	9,139
2/10/2024	5/9/2024	64,602	8,940
5/10/2024	8/9/2024	66,038	9,139
8/10/2024	11/9/2024	66,038	9,139
11/10/2024	2/9/2025	66,038	9,139
2/10/2025	5/9/2025	63,884	$8,841

On September 30, 2023, the lease was early terminated due to the management’s decision of transferring operations in Hangzhou to Beijing headquarter office for maximizing the efficiency and cost saving.

On August 16, 2024, Shenzhen Jingwei entered into a lease agreement for its office in Shenzhen. Pursuant to the agreement, the lease commenced on August 16, 2024 with expiration on August 15, 2027, and has a monthly rent of RMB 48,238 (or $6,778). The deposit was RMB 239,068 (or $33,592). The Company received a five-month rent abatement.

On November 29, 2024, Shuhai Information entered into a lease agreement for an office in Beijing City, China from March 1, 2025 to February 29, 2028, with a monthly rent of RMB 24,965 ($3,498), payable every three months in advance. For the first three months, the Company received a rent discount and only needs to pay RMB 37,447 ($3,498) rent expense. The security deposit is RMB 161,758 ($22,503).

On December 10, 2024, the Company entered into a lease agreement for an office in Beijing City, China for 15 months from December 10, 2024 through March 10, 2026, with a monthly rent of RMB 7,000 ($981), payable every three months in advance. The security deposit is RMB 7,000 ($981).

On August 18, 2025, the Company entered into a lease agreement for an office in Shenzhen City, China for 24 months from August 18, 2025 to August 17, 2027, with a monthly rent of RMB 24,000 ($3,366), payable one day immediately preceding to the due date of each rent payment period. The security deposit is RMB 48,000 ($6,732).

The Company adopted FASB ASC Topic 842 on July 1, 2019. The components of lease costs, lease term and discount rate with respect of the Company’s office lease and the senior officers’ dormitory lease with an initial term of more than 12 months are as follows:

	Year Ended June 30, 2026	Year Ended June 30, 2025
Operating lease expense	$167,377	$136,506

	June 30, 2026	June 30, 2025
Right-of-use assets	$222,487	$292,065
Lease liabilities - current	174,629	128,525
Lease liabilities - noncurrent	45,136	166,436
Weighted average remaining lease term	1.37 years	2.31 years
Weighted average discount rate	3.60% - 3.85%	3.60% - 6.75%

The following is a schedule, by years, of maturities of the operating lease liabilities as of June 30, 2026:

12 Months Ending June 30,	Minimum Lease Payment
2027	$182,156
2028	43,595
Total undiscounted cash flows	225,751
Less: imputed interest	5,986
Present value of lease liabilities	$219,765

NOTE 13 – SUBSEQUENT EVENTS

The Company follows the guidance in FASB ASC 855-10 for the disclosure of subsequent events. The Company evaluated subsequent events through the date the financial statements were issued and determined the Company had no subsequent events that need to be disclosed.